# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GoHealth, Inc., CIK 0001808220
CUSIP: 38046W105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 222 W MERCHANDISE MART PLAZA, SUITE 1750, CHICAGO, Illinois (IL), 60654
Date of event which requires filing of this statement: 07/21/2026
Amends the filing with accession number 0001493152-23-030129
Filed by CIK 0001818016
Persons authorized to receive notices and communications: Susanne V. Clark, c/o Centerbridge Partners, L.P., 375 Park Avenue, 13th Floor, New York, New York (NY), 10152, (212) 672-5000; Susanne V. Clark, 375 Park Avenue, 13th Floor, New York, New York (NY), 10152, (212) 672-5000

## Reporting persons
- CCP III Cayman GP Ltd. (CIK 0001667801): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CB Blizzard Holdings C, L.P. (CIK 0001953976): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Centerbridge Associates III, L.P. (CIK 0001818016): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CCP III AIV VII Holdings, L.P. (CIK 0001818077): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CB Blizzard Co-Invest Holdings, L.P. (CIK 0001785522): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CB Blizzard Lower Holdings GP A, LLC (CIK 0001852144): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CB Blizzard Lower Holdings A, L.P. (CIK 0001852252): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Blizzard Aggregator, LLC (CIK 0001818020): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CB Blizzard Lower Holdings GP B, LLC (CIK 0001852159): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CB Blizzard Lower Holdings B, L.P. (CIK 0001852127): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jeffrey H. Aronson (CIK 0001425800): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: GoHealth, Inc.
Address of issuer's principal executive offices: 222 W MERCHANDISE MART PLAZA, SUITE 1750, CHICAGO, Illinois (IL), 60654
Comment: This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on November 25, 2022 (as amended to date, the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of GoHealth, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 7, 2026, GoHealth, Inc. (the "Issuer"), GoHealth Holdings, LLC and certain of their direct and indirect subsidiaries filed voluntary petitions commencing cases under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware to implement a prepackaged Chapter 11 plan of reorganization (the "Plan"). The Plan became effective on July 21, 2026 (the "Effective Date"). Pursuant to the Plan, on the Effective Date, all of the Issuer's Class A common stock together with any shares of restricted stock, restricted stock units, or any other right to receive equity in the Issuer, in each case, outstanding immediately prior to the Effective Date, were cancelled, discharged and are of no force and effect and holders of Class A common stock and other Allowed GoHealth Holding Interests (as defined in the Plan), including the Reporting Persons, received their pro rata share of an approximately $10.3 million cash equity recovery pool. As a result, the Reporting Persons no longer beneficially own any securities or any other right to receive equity in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b)

Pursuant to the Plan, which became effective on July 21, 2026, all outstanding shares of Class A Common Stock together with any shares of restricted stock, restricted stock units, or any other right to receive equity in the Issuer, in each case, outstanding immediately prior to the Effective Date, were cancelled. As of the date of this Amendment, the Reporting Persons do not beneficially own any shares of Class A Common Stock or any shares of restricted stock, restricted stock units, or any other right to receive equity in the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, has effected any transaction in shares of Class A Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: July 21, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows

The information set forth in Item 4 of the Schedule 13D is hereby incorporated by reference into this Item 6.

## Signatures
- CCP III Cayman GP Ltd.: /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/17/2026)
- CB Blizzard Holdings C, L.P.: By: CCP III Cayman GP Ltd., its general partner, /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/17/2026)
- Centerbridge Associates III, L.P.: By: CCP III Cayman GP Ltd., its general partner, /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/17/2026)
- CCP III AIV VII Holdings, L.P.: By: Centerbridge Associates III, L.P., its general partner.By: CCP III Cayman GP Ltd., its general partner, /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/17/2026)
- CB Blizzard Co-Invest Holdings, L.P.: By: Centerbridge Associates III, L.P., its general partner,By: CCP III Cayman GP Ltd., its general partner, /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/17/2026)
- CB Blizzard Lower Holdings GP A, LLC: /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/17/2026)
- CB Blizzard Lower Holdings A, L.P.: By: CB Blizzard Lower Holdings GP A, LLC, its general partner, /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/17/2026)
- Blizzard Aggregator, LLC: By: CCP III Cayman GP Ltd., its sole manager, /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/17/2026)
- CB Blizzard Lower Holdings GP B, LLC: /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/17/2026)
- CB Blizzard Lower Holdings B, L.P.: By: CB Blizzard Lower Holdings GP B, LLC, its general partner, /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/17/2026)
- Jeffrey H. Aronson: /s/ Jeffrey H. Aronson, Jeffrey H. Aronson (08/17/2026)